11


FORM 10-SB/A


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934

                        Commission File Number: 000-31735



                          PRO GLASS TECHNOLOGIES, INC.
                 (Name of small business issuer in its charter)

             NEVADA                                             88-0231200
(States of other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification No.)

# 8 3927 Edmonton Trail N.E., Calgary, Alberta  Canada               T2E6T1
(Address of principal executive offices)                            (Zip Code)

Issuers telephone number (403) 291-7020

Securities registered under Section 12(b) of the Exchange Act:



Title of each class            Name of each exchange on which registered
to be so registered            each class is to be registered

           N/A                                     N/A

Securities registered under Section 12 (g) of the Exchange Act:

                    Common stock, par value $.001 per share
                                (Title of class)


                                (Title of class)




At September 30, 2000, the aggregate market value of the voting stock held by non affiliates is undeterminable and is considered to be 0.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of September 30, 2000, the registrants had 22,692,449 shares of common stock issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None

                          PRO GLASS TECHNOLOGIES, INC.

                                  FORM 10 SB/A

                                TABLE OF CONTENTS
                                                                    PAGE
                                     PART I


ITEM     1.       Description of Business   . . . . . . . . . . . . . 4

ITEM     2.       Managements Discussion and Analysis or
                  Plan of Operation . . . . . . . . . . . . . . .     8

ITEM     3.       Description of Property . . . . . . . . . . . . .   12

ITEM     4.       Security Ownership of Certain Beneficial
                  Owners and Management  . . . . . . . . .            12

ITEM     5.       Directors, Executive Officers, Promoters
                  and Control Persons . . . . . . . . . . . . . .     13

ITEM     6.       Executive Compensation  . . . . . . . . . . . . .   15

ITEM     7.       Certain Relationships and Related Transactions  .   15

ITEM     8.       Description of Securities. . . . . . . . . . .      16

                                                      PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . . .    16

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . . .  19

ITEM     3.       Changes in and Disagreements with Accountants .     20

ITEM     4.       Recent Sales of Unregistered Securities  . . . .    20

ITEM     5.       Indemnification of Directors and Officers  . . .    21

                                                    PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  22-36

                                                     PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . .     S - 1

ITEM     2.       Description of Exhibits . . . . . . . . . . . .     S - 1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S - 2




                                  FORM 10 SB/A

                                     PART I

ITEM     1.       Description of Business

     Pro Glass Technologies, Inc., of Canada was incorporated December 15, 1997. On February 10, 1998, Pro Glass acquired the business and business assets of the Cal Alta Auto Glass Ltd. (Cal Alta) and commenced to operate the auto glass business under Windshield Superstore Ltd. , from the two existing Calgary locations. The location in North East Calgary located at Bay #8 3927 Edmonton Trail NE., Calgary Canada T2E6T1 has been in operation since 1986 and the South West Calgary location located at 9827 A Horton Road, SW Calgary Alberta T2V2X5 has been in operation for 9 years. Frank Aiello is a 100% owner of Cal Alta and the President and CEO of Pro Glass Technologies, Inc.

     The business of Pro Glass Technologies, Inc., since its inception has been to operate its auto glass repair and replacement business from the two Calgary locations, with an outlook to maintaining and improving its share of the marketplace through continued advertising and customer service.

     On December 15, 1997 Pro Glass Technologies, Inc., became the parent holding company for the three subsidiaries Windshield Superstore, Ltd., Canada Autoglass Warranty, Inc., and Shatterpruffe Industries. The subsidiaries were acquired in a stock for stock transaction.

     On October 21, 1999 the Company entered into a reverse merger pursuant to Rule 368 (a)(1)(B) of the Internal Revenue Code of 1986 as amended. Whereas, Ragen corporation acquired 100% of the common stock of Pro Glass Technologies, Inc., a Canadian corporation, and its three wholly owned subsidiaries for 17,714,000 shares of authorized but unissued common stock. Ragen changed its name to Pro Glass Technologies, Inc., on October 25, 1999 and increased the authorized capital to 50,000,000 shares of $.001 par value common stock. Pro Glass Technologies, Inc., is the predecessor due to a reverse merger. Pro Glass Technologies, Inc., is a holding company.

     Pro Glass Technologies, Inc., the Canadian corporation, was incorporated under the laws of Alberta, Canada, on December 15, 1997. Pro Glass Technologies, Inc., the Canadian corporation, has three wholly owned subsidiaries Windshield Superstore, Ltd., Canada Autoglass Warranty, Inc., and Shatterprufe Industries. All three subsidiaries where incorporated in Alberta, Canada on December 4, 1997. The subsidiaries were acquired on December 15, 1997 in a stock for stock transaction.

     The operating subsidiaries will comply with Canadian and Alberta regulations. Pro Glass Technologies, Inc. of Nevada will be the consolidated parent company of the Canadian subsidiaries and will comply with US regulations. If Pro Glass starts operations of glass shops in the US, the glass shops will operate in accordance with US law as a subsidiary of Pro Glass Technologies, Inc.

     There is an arrangement between Windshield Superstores, Ltd., a subsidiary holding of Pro Glass Technologies, Inc., the US corporation, where as Windshield Superstore pays $6,000.00 a month as a management fee to Pro Glass Technologies, Inc., the Canadian corporation. Included in this management contract are fees for investor relations, accounting, and other professional fees.

     Pro Glass sells and installs auto glass products through two Calgary based outlets. Pro Glass replaces and repairs windshields of all domestic and foreign vehicles and to a lesser degree, other types of auto glass. Additionally, flat glass for non-auto related applications such as furniture, mirrors, greenhouses, etc., is also sold.

     Pro Glass, a holding company, sells and installs auto windshields and auto side and back glass through its subsidiary, Windshield Superstores, Ltd. In addition, Windshield Superstore repairs small cracks in auto windshields and also provides the customer service of obtaining flat glass, such as home glass and mirrors.

     Windshield Superstore, Ltd., operates from two Calgary, Alberta locations. Approximately 40% of annual sales are paid by customers auto insurance policies with the balance being paid in cash transactions.

     Windshield Superstore, Ltd., purchases its windshields from PPG Canada, Inc., a world leader in quality auto glass manufacturing.

Subsidiaries

     Windshield Superstore, Ltd., 100% owned: Windshield Superstore Ltd., is the operating company that operates the two business locations. Windshield Superstore, Ltd., markets, installs, replaces, and repairs windshields for all types of automobiles. The Company also deals with other types of auto glass and flat glass for non-auto related applications.

     Windshield Superstore, Ltd., has been operating the two current locations since December 4, 1997. A 2,500 square foot shop located at Bay #8, 3297 Edmonton Trail NW., Calgary, Alberta T2E6T1, and a 5,000 square foot shop located at 9827 A Horton Road, SW Calgary, Alberta T2V2X5. Horton Road glass outlet was there for eleven (11) years prior to Windshield Superstore, Ltd. The Edmonton Trail glass outlet was there for approximately nine (9) months prior to Windshield Superstore, Ltd.

     Canada Auto Glass Warranty, Inc., 100% owned: Canada Auto Glass Warranty, Inc., is currently inactive. The Company plans to use this subsidiary to offer repair insurance to customers for windshield damage. The customers will pay a monthly fee to be involved in this program.

     Shatterprufe Industries, Inc., 100% owned: Shatterprufe Industries, Inc., is currently inactive, The Company plans to activate Shatterprufe Industries, Inc., when there is a sufficient amount of Pro Glass Technologies, Inc., (ie. Windshield Superstores) auto glass outlets to make it cost beneficial to have a distribution and purchasing subsidiary.

Marketing

     It is Pro Glass Technologies, Inc., opinion that the long term market outlook will witness more State and Provincial government mandates that will force drivers to immediately repair or replace cracked auto glass windshields or risk the removal of the vehicle from the road with a financial penalty. Pro Glass Technologies is under this opinion due to the fact that this mandate has existed in Alberta, Canada and Vancouver, British Columbia for at least the last 15 years.

     The location in North East Calgary located at Bay #8 3927 Edmonton Trail NE., Calgary Canada T2E6T1 has been in operation since 1986 and the South West Calgary location located at 9827 A Horton Road, SW Calgary Alberta T2V2X5 has been in operation for 9 years. Prior to being operated by Windshield Superstores the glass locations were operated by Cal Alta Autoglass. Frank Aiello is a 100% owner of Cal Alta. Mr. Aiello is currently the President of Pro Glass Technologies, Inc.

     The auto glass industry is unique in that it does not face the typical threats to the same extent that other businesses do. Our society is totally reliant on the use of transportation vehicles for business and pleasure. With vehicle use comes windshield damage. On an annual basis, over 10% of all the vehicles on North American roads require windshield replacement or repair. As a result, the industry tends to sustain growth whether the economy is experiencing a boom or a recession.

     The near term market outlook for the industry is that it will continue its growth pattern mainly due to increased population growth along with increased economic factors for individuals and their families. The industry is parallel to the automobile industry that has been on the upward growth curve for over 30 years. With increased population and prosperity, it is not uncommon now to see two or more cars per household. With increased auto sales comes increased auto glass replacement and repair especially in cold climates.

     The Company will only acquire auto glass shops that fit into the Companys profile. The Companys acquisition profile is shops that are in areas that show potential demographic and economic growth, however; the Company has not yet set parameters to gauge this growth. The Company has just recently set up an administrative office in British Columbia for this purpose.

     Pro Glass Technologies, Inc., will be aggressive and proactive to new marketing and sales techniques. An aggressive advertising campaign is planned using both Standard methods and new Grass Roots programs. The standard methods of advertising include newspapers, magazines, radio and TV, as well as billboards, direct mail, flyers and coupons. The grass roots programs include incentive fund raising rebates to schools, communities, and non-profit organizations with direct coupon sales for windshield replacement or repairs.

     Currently the plans for an E-Commerce website have been put on hold. This is due to the fact the Company is researching market viability for auto glass sales and products over the internet. The Company has not compiled any material to date for the online auto glass market place.

     The Company does not manufacture auto glass, flat glass, or related products.

     As of September 30, 2000, it should be noted that Canadian Auto Glass Warranty, Inc., is inactive. The Company is researching the marketing and competition of this program versus traditional auto glass insurance. Pro Glass Technologies, Inc., was developed an auto glass warranty product marketed under the subsidiary Canada Auto Glass Warranty. Currently this product and subsidiary are inactive. Canada Auto Glass Warranty was set up to provide low cost window replacement and repair insurance at all Windshield Superstores. The warranty product would require a monthly payment of approximately $10.00 for a client to be under the warranty program. The client would sign up for this program on an annual basis. If at anytime, during the year their windshield broke or was damaged the windshield would be replaced at no cost.

     Traditional auto insurance for automobile windows varies significantly depending on the clients coverage. The client may or may not have glass coverage. Sometimes even if the client has glass coverage their could be a deductible. The average windshield costs for the consumer $375.00 to replace. So it is possible the consumer could be paying for glass coverage in their auto insurance and still have to pay for the deductible.

     The competitive advantage the Company has is that the client can drop their traditional auto glass insurance and now use the Canada Auto Glass Warranty program. There is no deductible with Canada Auto Glass and the program could possibly be more cost efficient for consumers with high glass coverage costs and deductibles.

     It should be noted that Mr. Aiello owned Cal Alta Auto Glass. He sold his two shops to Pro Glass Technologies, Inc., of Canada. Mr. Aiello currently does not run any auto glass shops of his own.



Competition

     The market in Canada sees annual growth revenues exceeding $600 million dollars ($415) US) with an estimated number of retail auto glass outlets in excess of 1200. The United States figures are ten times greater than those in Canada. The industry is dominantly made up of ma/pa type operations. In excess of 65% of the auto glass operations are ma/pa type. For our purposes Ma/pa type is defined as auto glass operations that operate 1 shop and are not affiliated with larger chains. The industry has not changed significantly in applications and service over the last 25 years with the installation of auto glass techniques remaining the same.

     In such areas as Alberta, the use of crushed gravel for roadways to offset winter conditions is significant. More rocks mean more replacement and repair work. For example, a study prepared by Urton, Engele, Kook Associated of Saskatoon, Saskatchewan estimated that windshield replacement in Western Canada occurs to approximately 12% of the regions vehicle registrations and 6% in other parts of the country. The annual growth rate is approximately 5% and is estimated that 650,000 replacement windshields for Western Canada in 1999. At an average blended cost of $375 per replacement windshield (Insurance/No Insurance), the market alone for Western Canada is approximately $243,750,000.

     The Company has heavy competition in the Calgary, Alberta area. In the metropolitan Calgary area it is estimated that there are approximately 109 auto glass shops. The main Calgary competition is Crystal Glass, with 7 shops, Speedy Glass, with 5 shops, and Apple Glass, with 3 shops. The rest of the market is segregated into Companys owning only 1 or 2 shops in the greater Calgary, Alberta area.

     Currently, the Company has a good competitive position in the Calgary area. This is due to the fact the Company has an exclusive right to be the only auto glass company in the direct mailers that reach customers in the greater Calgary, Alberta area.

Research and Development

     The  Company  has  not  allocated   funds  for   conducting   research  and
development.

Patents and Trademarks

     All auto glass and flat glass products handled have trademark protection by their manufacturers. The Company does not manufacture auto glass, flat glass, or related products.

Employees

     Presently, the Company has 8 employees. This consists of 6 full time and 2 part time employees. All the employees spend 100% of their time working for Windshield Superstore, Ltd. Management intends to hire additional employees in the United States and Canada only as needed and as funds are available. In such cases, compensation to management and employees will be consistent with prevailing wages for services rendered.

Facilities

     The Company has a office at 1905 South Eastern Avenue, Las Vegas, Nevada. The Company maintains an administrative office at #300 369 Queens Way Ave., Kelowna, B.C. The administrative office is responsible for examining acquisition parameters and performing diligence for possible future expansion into the British Columbia auto glass market. As of June 30, 2000 the Company had not complied any significant market data for the British Columbia area.

     A 2,500 square foot shop is located at Bay #8, 3297 Edmonton Trail NE, Calgary, Alberta T2E6T1 and a 5,000 square foot shop located at 9827 A Horton Road, SW Calgary, Alberta T2V2X5.


Legal

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     Pro Glass Technologies, Inc., of Canada was incorporated December 15, 1997. On February 10, 1998, Pro Glass acquired the business and business assets of the Cal Alta Auto Glass Ltd. (Cal Alta) and commenced to operate the auto glass business under Windshield Superstore Ltd. , from the two existing Calgary locations. Pro Glass common shares were issued to Cal Alta to accomplish the purchase. The location in North East Calgary located at Bay #8 3927 Edmonton Trail NE., Calgary Canada T2E6T1 has been in operation since 1986 and the South West Calgary location located at 9827 A Horton Road, SW Calgary Alberta T2V2X5 has been in operation for 9 years. Frank Aiello is a 100% owner of Cal Alta. Mr. Aiello is currently the President of Pro Glass Technologies, Inc.

     On December 15, 1997 Pro Glass Technologies, Inc., became the parent holding company for the three subsidiaries Windshield Superstore, Ltd., Canada Autoglass Warranty, Inc., and Shatterprufe Industries. The subsidiaries were acquired in a stock for stock transaction.

     The business of Pro Glass Technologies, Inc., since its inception has been to operate its auto glass repair and replacement business from the two Calgary locations, with an outlook to maintaining and improving its share of the marketplace through continued advertising and customer service.

     For the year ended September 30, 2000 the Company had sales of $800,173 compared to $703,587 for the same period ended September 30, 1999 with a net loss of $(101,230) compared with a net loss of $25,502 for the same period respectively. The $96,586 increase in revenues for year 2000 compared to 1999 can be attributed to a couple of factors. Pro Glass Technologies, Inc. and its subsidiary Windshield Superstore advertise heavily in the Calgary area. The increased revenues were also due to the winter of 2000 which produced large amounts of snow and ice which required gravel to be applied to roadways. The more times per year the gravel is applied the greater the chance of damage to autoglass. Contributing to the operating loss was a $13,352 increase in filing fees for the year of 2000 when compared to 1999. The increase is due to the fact that the Company is now a publicly held entity and has quarterly filing fees, whereas a private company does not have these fees. There was approximately $40,000 increase in the cost of sales, this is due to the increased revenues from windshield installation. There was $ 16,603 increase in advertising expense compared to 1999. Contributing to this amount was increased advertising rates in Calgary. There was a $11,463 increase in wages and employee benefits. This can be attributed to a growing customer base and increased sales. Office rent was up $4,054 for the year 2000 compared to 1999. Most of this increase can be attributed to the opening of the Kelowna BC office. Repairs and maintenance were also up approximately $4,000 compared to 1999. This can be attributed to maintaining the work bays, office space and equipment.

     There are seasonal impacts on the Companys operation; however, the timing of the impact is hard to pin down but it has to due with the amount of snowfall the Calgary area receives. The more snowfall received in the area, the more rock and gravel which gets applied to the roadways. This induces more damage to the windshields of vehicles due to the increased amount of gravel on the road.

     As of September 30, 2000, in liquid assets the Company has $154,423 in cash and approximately $65,000 in accounts receivable. Compared with $35,439 in cash and $49,894 in accounts receivable as of September 30, 1999. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current cash position would be able to fund the Company for at least 6 months if the Company had no revenues. However, in managements opinion this is highly unlikely.

     The Companys current capital was provided by the founders of the Company and by private placements for the sale of common stock. Management believes that the Companys cash requirement can be satisfied with the current operations. Management anticipates that Company will need further capital of approximately $5,000,000 when the Company decides to enact its plan of acquisitions and a glass distribution subsidiary. This additional capital is expected to come from sales and/or installations of auto glass or the possibility of outside funding.

     In the event that outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although management has not made any arrangements, the Company would consider private funding or the private placement of its securities and/or a private offering. Any outstanding funding will be procured by the parent holding company, Pro Glass Technology, Inc., if the Company experiences a substantial delay in its ability to secure public financing from the sale of its securities or from private lenders. Management does not feel the Company as a going concern would be seriously jeopardized.

     All of the present lines offered by the Company have an established customer base. Management would consider additional products and services that would fit their customer profile, but are manufactured by others.

     The Company maintains a minimal inventory with a wholesale value of approximately $5,000. The Company operates on a Just In Time inventory system where parts are ordered on an as needed basis. Just In Time inventory systems are common in the auto glass industry. This is due to the fact that there are hundreds of different types of glass due to car manufactures, but also due to the ever changing body styles. A Just In Time inventory system does not affect the Company in any material aspect.

     The Company plans to acquire auto glass shops that fit into the Companys profile. The Companys profile is shops that are in area that show potential demographic and economic growth. However, the Company has not yet set parameters to gauge this growth. The Company has just recently set up an administrative office in British Columbia for this purpose.

     Mr. Aiello owned Cal Alta Auto Glass. He sold his two shops to Pro Glass Technologies, Inc., of Canada. Mr. Aiello currently does not run any autoglass shops other than the two Windshield Superstores. Also, Mr. Aiello does not own any autoglass shops.

     The Company does have sufficient funding to operate the proposed E-Commerce site. However, currently the plans for an E-Commerce website have been put on hold. This is due to the fact the Company is researching market viability for auto glass sales and products over the internet. The Company has not completed any material data to date for the online auto glass market place.

     Management intends to hire additional employees in the US and Canada only as needed and as funds are available. In such cases compensation to management and employees will be consistent with prevailing wages for services rendered.

     The Companys proposed glass distribution facility will require approximately $3,500,000.00 in funding from the above mentioned possible outside funding. The Company will then purchase approximately $2,000,000.00 in auto glass from an auto glass supplier. This initial purchase will allow the Company to achieve lower costs on the auto glass due to the large volume purchase, Once this has occurred the average cost of the auto glass to the Company will be approximately $80.00 per unit, instead of the current approximation of $130.00 per unit.

     The proposed glass distribution facility will only be enacted when such a program makes economic sense. In managements opinion, the company would need approximately 30 retail Windshield Superstore locations for there glass distribution facility to be economically viable. At the time this facility became active, the company would them purchase $2,000,000 in autoglass from a supplier. The distribution facility would then be stocked with an assortment of glass mixed proportionally to the most popular vehicles where the Windshield Superstores are located. The Windshield Superstore could then still operate on a just in time inventory system. Instead of ordering from an outside supplier, the Windshield Superstores will order from the glass distribution facility.

     If Pro Glass Technologies opens the proposed glass distribution facility it should be noted that there is a risk in terms of the capital intensive investment the company must carry. The opening of this facility would require a significant amount of capital and there is no guarantee of any return. Also, Pro Glass Technologies would have at least $2,000,000 tied up in inventory. There is a risk this inventory will never be sold and would become obsolete.

Net Operating Loss

     The Company has accumulated approximately $188,501 of net operating losses as of September 30, 2000. This net operating loss may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes, will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expires in the year 2014. In the event if certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. A tax benefit has been recorded in the financial statements for the year ended September 30, 1999 in the amount 18,424 and for the year ended September 30, 2000 in the amount of $52,770.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting (SFAS), No. 133, Accounting for Derivative Instruments. SFAS No. 133 provides a different method for accounting for derivative instruments embedded in other contracts and hedging activities. Derivative instruments represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements. Fair value is the most relevant measure for financial statements and the only relevant measure for derivative instruments. Derivative instruments should be measured at fair value and adjustments to the Companys derivative of hedging items should reflect changes in their fair value that are attributable to the risk being hedged and that arise while the hedge is in effect. SFAS. No. 133 is effective for financial statements ending after June 15, 1999. SFAS No. 133 implementation did not have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued FIN44 (An interpretation of ABP No. 25) Accounting for Certain Transactions Involving Stock Compensation in October 1972. Since its issuance, questions have been raised about its application and diversity in practice has developed. During its consideration of the accounting for stock-based compensation, which lead to the issuance of SFAS No. 123, Accounting for Stock Based Compensation, the Board decided not to address practice issues related to Opinion 25 because the Board had planned to supersede Opinion 25. However, Statement 123 permits entities to continue applying Opinion 25 to stock compensation involving employees. Consequently, questions remain about the application of Opinion 25 in a number of different circumstances.

     FIN 44 clarifies the application of Opinion 25 for only certain issues. It does not address any issued related to the application of the fair value method in Statement 123. The issues addressed herein were selected after receiving input from members of both the FASB Emerging Issues Task Force and the task force on stock compensation that assisted in the development of Statement 123. Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualified as a noncompensatory plan, (c ) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

     FIN 44 is effective for financial statements issued for periods ending after July 1, 2000. The implementation of FIN 44 did not have a material affect on the financial statement.

Inflation

     In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.

Quarterly Trends

     The auto glass industry in cold climates is very cyclical. Business rises approximately 100% in the third and fourth quarters of the year. Consumers are putting off repairing cracks and chips that occurred in the icy conditions of winter when gravel is applied to roadways. The consumers will wait until the winter thaws out so roads can be cleared of the gravel so they do not have to bring in their vehicles multiple times during the winter months. Pro Glass Technologies, Inc., anticipates results comparative to the fourth quarter of 1999.

Liquidity and Capital Resources

     As of September 30, 2000, in liquid assets the Company has $154,423 in cash and approximately $65,000 in accounts receivable. Compared with $35,439 in cash and $49,894 in accounts receivable as of September 30, 1999. The Company has not yet secured any outside funding, or offerings in case external financing is necessary. However, the Company feels its current cash position would be able to fund the Company for at least 6 months if the Company had no revenues. However, in managements opinion this is highly unlikely.

     For the year ended September 30, 2000 the Company had revenues of $800,173 compared to $703,587 for the year ended September 30, 1999.

ITEM     3.       Description of Property

     Pro Glass Technologies, Inc., and its subsidiary, Windshield Superstore, Ltd., lease a 1200 square foot administrative office located at #300 369 Queens Way Ave., Kelowna, BC V1Y8E6. Windshield Superstore, Ltd., operates the auto glass business out of two retail locations. There is a 2500 square feet shop located at Bay #8 3927 Edmontrail NE., Calgary, Alberta T2E6T1. There is a 5000 square foot shop located at 9827 A Horton Road, SW., Calgary T2V2X5.

     The Company keeps approximately $2,500.00 in inventory on hand in each Windshield Superstore location. There are work bays, however; there are no garages for the customers to keep their vehicles.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Companys knowledge, as of September 30, 2000, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

         Name and                                           Amount
         Address                            Position         Owned      Percent
         Frank Aiello                      President        11,740,000     53%
         529 Hawk Ford Way Director
         Calgary, Alberta T3G3J7

         Fred DaSilva                      Secretary           100,000       .4%
         123 Sanderling Pl.Director
         Calgary, Alberta T3K3A8

         Peter E. von Sass                 Vice President      250,000      1%
         15812 75th Ave  N.Director
         Edmonton, Alberta T5R5X8

         Omkar Nath Channan                Director            100,000       .4%
         Site 18 Box 31 SS1
         Calgary, Alberta T2M4N3

         Michael Kelleher                  Treasurer           100,000       .4%
         45798 Jeronimo St.Director
         Temecula, CA 92592

         Gary DeGano                       Director            100,000       .4%
         818 Nantasket Court.
         San Diego, CA 92109


-------------------------------------------------------------
         Management as a group                                 12,390,000    56%
         Based on 22,692,449 shares outstanding as of 6-30-00

     (1) Mr. Aiello owns FAA Enterprises, Inc., and Cal Alta which own 5,000,000 and 1,504,000 shares respectfully, which are included in Mr. Aiello beneficial interests. Cal Alta is now a holding company owned 100% by Frank Aiello.

         Other owners  of  more than 5%.

         Triad Industries, Inc.                                1,500,000      7%
         16395 W. Bernardo Drive Ste. 232
         San Diego, CA 92127

     Mr. DeGano and Mr. Kelleher, directors of the company, are officers and directors of Triad Industries, Inc., a publicly traded company.


ITEM 5.  Directors, Executive Officers, Promoters, Control Persons and Directors

         Name and
         Address                               Age    Position
Frank Aiello                                    46    President
529 Hawk Ford Way N.W                                 Director
Calgary, Alberta T3G3J7

Fred DaSilva                                    37    Secretary
123 Sanderling Pl. N.W                                Director
Calgary, Alberta T3K3A8

Peter E. von Sass                               69    Vice President
15812 75th Ave. N.W                                   Director
Edmonton, Alberta T5R5X8


Michael Kelleher                                26    Treasurer
45798 Jeronimo St                                     Director
Temecula, CA 92592

Gary DeGano                                     60    Director
818 Nantasket Court
San Diego, CA 92109

Omkar Nath Channan                              69   Director
Site 18 Box 31 SS1
Calgary, Alberta T2M4N3

The directors are elected to serve for one year, or until the next annual meeting, or until their successors are duly qualified. The officers are appointed by the directors of the Company.

         Frank Aiello
         529 Hawk Ford Way N.W.
         Calgary, Alberta T3G3J7                              President/Director
Mr. Aiello, 46, has been the Owner and President of FAA Enterprise Ltd., a private corporation (holding company) since 1995 to present. Commencing February 1998, Mr. Aiello is also the Manager and President of Pro Glass Technologies, Inc., a public corporation which owns and operates two automobile glass replacement and repair locations in Calgary, Alberta. In 1995 through February 1998 he was the Owner/manager and President of Cal Alta Auto Glass Ltd., a private corporation which owned and operated two automobile glass replacement and repair locations in Calgary, Alberta. Currently Mr. Aiello is the Owner and President of Cal Alta Auto Glass Ltd.

         Fred DaSilva
         123 Sanderling Pl. N.W.
         Calgary, Alberta T3K3A8                              Secretary/Director
Mr. DaSilva, 37, served on the board of directors from October 1998 through June 2000. During this time Mr. DaSilva was also a consult to the Company and was responsible for the business development. He was also the architect of the Canadian Autoglass Warranty, Inc. From February 1995 through September 1998 Mr. DaSilva was a consultant to Maddison Investment Corporation. He arranged the financing for start up companies and the business development with the view of going public.

         Peter E. von Sass
         15812 75th Ave. N.W.
         Edmonton, Alberta T5R5X8                        Vice President/Director
Mr. von Sass, 69, has been serving on the board commencing October 1999. From March 1999 until June 2000 Mr. von Sass served as Vice President and Director of Pro Glass Technologies, Inc. He assisted the Company in sourcing and structuring of private and public financing and strategic planning. Mr. von Sass was the Chairman, CEO and director of Alusil International, Inc. from December 1996 until June 2000. Mr. von Sass assisted the company in sourcing of financing, product testing, strategic planning, and international market development. Mr. von Sass was the Chairman, CEO and director of ECG Empire Capital Group, Inc., from June 1995 until June 2000. Mr. von Sass was responsible for assisting corporation in structuring and sourcing of private and public financing. He was also responsible for the analysis, planning and improvement of corporate operating performance and strategy, At time, Mr. von Sass assumed the position of management in client companies.

         Omkar Nath Channan
         Site 18 Box 31 SS1
         Calgary, Alberta T2M4N3                                        Director
Mr Channan, 69, has been serving on the board commencing October 1999. From June 1996 until June 2000, Mr. Channan was the Founding World President and Governor of The Workd Organization of Building Officals. He was also the President of the Calgary Julpar Development Foundation. Mr. Channan was also the President of the United Nations Association in Canada Calgary Branch and a member of the International Business Committee of the Calgary Chamber of Commerce.

         Michael Kelleher
         32621 Guevara Drive
         Temecula, CA 92592                                   Treasurer/Director
Mr. Kelleher, 26, has been serving on the board commencing October 1999. Mr. Kelleher received his B.S. degree in Accounting from San Diego State University in June of 1997. Commencing February 1997 to current Mr. Kelleher has served as the Secretary/Treasurer of RB Capital & Equities, Inc., a corporation in the financial service field. From 1997 to current Mr. Kelleher has served as the President of Escondido Capital, Inc., an investment corporation. Since March of 1999, Mr. Kelleher has also served as the Chief Financial Officer and as a director of Triad Industries, Inc., a publicly traded company. Mr. Kelleher also serves as a financial consultant to a number of private clients.

         Gary DeGano
         818 Nantasket Court.
         San Diego, CA 92109                                            Director
Mr. DeGano, 60, has been serving on the board commencing October 1999. Mr. DeGano is currently the President, CEO and Director of Triad Industries, Inc., a publicly traded Nevada Corporation that functions in the real estate business and financial service industries. Mr. DeGano also serves as President and manger of Miramar Road Associates, LLC., which owns and operates a 51,000 square foot office facility in San Diego, CA. Mr. DeGano has served as its President and manager since 1999. Currently, serves on the Board of California Electric Automobile Company, a private company. From 1996 to the present Mr. DeGano has worked for RB Capital and Equities, Inc. Mr. DeGano has served over twenty six years in the mortgage brokers and the general real estate sales community. Directly responsible for developing programs for loan processing, quality control systems, loan servicing and foreclosures as well as warehousing lines of credit. Mr. DeGano was the President and CEO of Sun Harbor Financial Resources, a publicly held holding company that owned a mortgage banking firm and directed real estate escrow transactions from 1985 to 1994. He attended Ohio State University obtaining a FNMA underwriter designation.

ITEM     6.       Executive Compensation


Officer and directors received the following compensation for the year October 1, 1999 through September 30, 2000.

Frank Aiello. Mr. Aiello is the President of the Company. He has donated his services for the year. Mr. Aiello owns directly or indirectly 53% of the Company.

Fred DaSilva. Mr. DaSilva is the Secretary and a Director of the Company. Mr. DaSilva received $13,000 for administrative services and 100,000 shares of restricted common stock for services as Secretary and Director.

Peter von Sass. Mr. von Sass is the Vice President and a Director of the Company. Mr. von Sass received 100,000 shares of restricted common stock for services as Vice President and Director.

Omkar Channan. Mr. Channan is a Director of the Company. Mr. Channan received 100,000 shares of restricted common stock for services as Director.

Michael Kelleher. Mr. Kelleher is the Treasurer and a Director of the Company. Mr. Kelleher received 100,000 shares of restricted common stock for services as Treasurer and Director.

Gary DeGano. Mr. DeGano is a Director of the Company. Mr. DeGano received 100,000 shares of restricted common stock for services a Director.

Directors receive $7,586 per year paid by Pro Glass Technologies, Inc., payable in stock, paid quarterly, plus expenses for attending meetings.

ITEM     7.       Certain Relationships and Related Transactions

     Mr. Aiello received his shares as a result of the business combination and Mr. von Sass received 150,000 shares of common stock as part of the same business combination,

     Mr. Channan, Mr. Kelleher, Mr. DeGano, Mr. DaSilva, and Mr. von Sass received 100,000 shares for serving as directors.

     There is an arrangement between Windshield Superstores, Ltd., a subsidiary holding of Pro Glass Technologies, Inc., the US corporation, pays $6,000.00 a month as a management fee to Pro Glass Technologies, Inc., of Canada. Included in this management contract are fees for investor relations, accounting, and other professional fees.

     FAA Enterprises, Inc., exchanged 150,000 shares of Triad Industries, Inc., preferred stock with Pro Glass Technologies, Inc., to retire a debt in the amount of $150,000.00. Mr. Aiello is the owner of FAA Enterprises, Inc.

     As of September 30, 2000 there have been no contracts or defined terms to any promoters for stock, cash, or any other payment terms.

ITEM     8.       Description of Securities

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 3,000,000 shares were issued and outstanding as of September 30, 1999. 21,961,049 shares were issued and outstanding as of December 31, 1999. As of March 31, 2000 there were 22,311,049 shares of common stock were issued and outstanding. As of June 30, 2000 there were 22,692,444 shares of common issued and outstanding. As of September 30, 2000 there were 22,692,449 shares of common stock issued and outstanding.

     All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrants Common Equit and Other Shareholder Matters

     The Companys shares have never traded, and there exists no public trading market for the shares. The Company has eighty-seven (87) shareholders, including officers, directors, and control persons, The Company has never paid a dividend, nor does it intent to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

     No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

     Prior to the filing of this registration statement, no shares of the Companys Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority. The Companys Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuers securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act), commonly referred to as the penny stock rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the d that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability of shareholders to sell their shares.

     As of September 30, 2000 there were 87 holders respectfully of record of the Companys Common Stock. Because the Company does not presently trade, no trading history is presented herein.

     On October 25, 1999 the Company increased the authorized capital to 50,000,000 of $.001 par value stock.

     The shares of Ragen Corporation (the acquired due to the reverse merger) were all issued for cash at $1.00 per share. The shares were issued to the following: #1 Barbara J. Skipworth (1,000), #2 Donald R. Skipworth, Living Trust (1,000), and #3 Terry Pantelakis (1,000). Certificate #1 was cancelled and reissued to the following: #4 Donner Investment Corporation (400), #5 Escondido Capital Corporation (300), #6 Combined Communications Corp. (200) and #7 Barbara
J. Skipworth (100).  Certificate #2 was cancelled and reissued to the following:
#8 Trans Caribe Investors, Inc. (300), #9 Pembridge Securities, Ltd. (300), #10 Robert Bryson (300), and #11 Donald R. Skipworth, Living Trust. Certificate #3 was cancelled and reissued to the following: #12 Terry Pantelakis (200), #13 AAA Jewelry, Inc. (200), #14 Antal Markus (200), #15 Global Investment Network, Inc.
(200), and #16 Mike Callister (200). These shares were issued pursuant to 4(2) and are 144K qualified. On August 24, 1996 Ragen Corporation forward split the stock on a 3,000 to 1 basis. At this time stock certificates #4 through 16 were canceled and reissued to the following: #17 Donner Investment Corporation (400,000), #18 Escondido Capital Corporation (300,000), #19 Combined Communication (200,000), #20 Barbara J. Skipworth (100,000), #21 Trans Caribe Investors, Inc. (300,000), #22 Pembridge Securities, Inc. (300,000), #23 Robert Bryson (300,000), #24 Donald R. Skipworth, Living Trust (100,000), #25 Terry Pantelakis (200,000), #26 AAA Jewelry, Inc. (200,000), #27Antal Markus (200,000), #28 Global Investment Network, Inc. (200,000) and #29 Mike Callister (200,000) These certificates were originally issued from 1987 to 1997. These certificates were reissued in the acquired company (due to reverse merger) and bear a restrictive 144 legend.

     On September 1, 1998, 564,000 shares of common stock were issued for cash at $.167 per share to the following: Megaplex Investment Corp. (20,000), Fulton How (20,000), Troy Layton (20,000), Bridgette Abubakari (24,000), James King (40,000), Al-Karim Jiuraj (20,000), Brent Hobson (20,000), Lane Carrington
(20,000), Alex Michaud (40,000), David Iwanicka (20,000), Robert Michaud (40,000), Delores Michaud (20,000), Brian Wilson (20,000), Jack Hampton (20,000), Jeanette Iwanicka (20,000), Brent Innes (40,000), James Mones (20,000), Darrell & Carol Brown (20,000), GD Smith Enterprises, Ltd (20,000), Jarrod Food Brokers (20,000) and James Ling (40,000). Total consideration received for the shares was $93,914. All these certificates bear a restrictive 144 legend. These shares were issued under Canadian exemption Section 107(1)(p) and (z).

     On October 1, 1998 15,000,000 shares of common stock were issued to Frank Aiello for all the assets subject to liabilities of Cal Alta Auto Glass. The shares were issued at $.02 per share for total consideration of $271,605. All these certificates bear a restrictive 144 legend.

     On March 31, 1999 1,010,000 shares of common stock were issued for cash at $.068 per share to the following: Diane Wilson (50,000), Alex Michaud (50,000), Travis Peckham (50,000) Tom Desmarias (50,000), Ralph Ostenberg (50,000), Tom Trent (50,000), Larry Patriquin (50,000), 647583 Alberta, Ltd. (50,000),
Margaret Labrie (50,000), Jack Hampton (50,000), Roseland Development (100,000), Dwayne Thiessen (100,000) Norman Blair (50,000), Zoltan nagy (10,000), Michael Hackney (50,000), Peter von Sass (50,000), Karen Morrison (10,000), Mark Waslen (60,000), Biri Nikhanj (50,000), and Garald Walsen (30,000). All these certificates bear a restrictive 144 legend.

     On July 31, 1999 1,140,000 shares of common stock were issued for cash at $.068 per share to the following: Kelly Bley (50,000), Ed Lukowich (100,000), Rosealta Mortgage (Bob Cameron)(100,000), Larry Kincade (100,000), Mason Graff (20,000), Louie Costa (30,000), Daryl Birnie (50,000), Robert Wolff (50,000),
Randy James (50,000), gerald van Bruggen (150,000), Mark Nedrow (25,000), Rick Brnum (25,000), Peter von Sass (50,000), Eco Rite Associates (50,000), 352649 Alberta Ltd. (25,000), Rosealta Mortgage Corp. (100,000). Gerald van Bruggen (25,000), Rudy De Leon (15,000) Dwayne Thiessen (50,000). Peter von Sass (50,000), and Kelly Bley (25,000). Total consideration received for the shares was $77,520. All these certificates bear a restrictive 144 legend.

     In October 1999, 17,714,000 shares of common stock of Ragen, Inc., were issued for the recapitalization in exchange for all the issued and outstanding shares of Pro Glass Technologies, Inc., of Canada. All these certificates bear a restrictive 144 legend.

     On December 7, 1999 1,247,049 shares of common stock were issued for services rendered at $.10 per share. The shares were issued to: RB Capital and Equities, Inc. (368,892), Triad Industries, Inc. (368,892), William Daniels (309,265), Gary DeGano (100,000) and Michael Kelleher (100,000) for a total consideration of $123,706 in lieu of services rendered. All these certificates bear a restrictive 144 legend.

     On January 11, 2000 350,000 shares of common stock were issued for services rendered at $.11 per share. These shares were issued to: Peter von Sass (150,000), Omkar Nath Channan (100,000), and Fred DaSilva (100,000) for total consideration of $37,180 in lieu of services rendered. All these certificates bear a restrictive 144 legend.

     On April 3, 2000 250,000 shares of common stock were issued for cash at $.27 per share. These shares were issued to Terry Puskas for total cash consideration of $67,500. These shares were issued under Section 4(2) as restricted securities and bear a restrictive legend.

     On April 10, 2000 121,400 shares of common stock were issued for cash at $.34 per share. These shares were issued to Johannes Schwartlander (100,000), Sheldon Yakiwchuk (10,000), and Cornelia Goodwin (11,400) for total consideration of $41,292. These shares were issued under Section 4(2) as restricted securities and bear a restrictive legend.

     On June 14, 2000 10,000 shares of common stock were issued at $.34 per share. These shares were issued to Orchid Paradise for total consideration of $3,400. These shares were issued under Section 4(2) as restricted securities and bear a restrictive legend.

     As of September 30, 2000 the Company has issued and outstanding 22,692,449 shares of common stock.

     Of the Companys total shares outstanding 3,484,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 3,484,000 shares, the Company has identified no shares a being held by affiliates of the Company.

     Of the 19,208,449 restricted common shares 13,508,892 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of the Company. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule
144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an affiliate of the Company (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Companys Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM     2.       Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

     There have been no changes in or disagreements with accountants.

ITEM     4.       Recent Sales of Unregistered Securities

     The shares of Ragen Corporation (the acquired due to the reverse merger) were all issued for cash at $1.00 per share. The shares were issued to the following: #1 Barbara J. Skipworth (1,000), #2 Donald R. Skipworth, Living Trust (1,000), and #3 Terry Pantelakis (1,000). Certificate #1 was cancelled and reissued to the following: #4 Donner Investment Corporation (400), #5 Escondido Capital Corporation (300), #6 Combined Communications Corp. (200) and #7 Barbara
J. Skipworth (100).  Certificate #2 was cancelled and reissued to the following:
#8 Trans Caribe Investors, Inc. (300), #9 Pembridge Securities, Ltd. (300), #10 Robert Bryson (300), and #11 Donald R. Skipworth, Living Trust. Certificate #3 was cancelled and reissued to the following: #12 Terry Pantelakis (200), #13 AAA Jewelry, Inc. (200), #14 Antal Markus (200), #15 Global Investment Network, Inc.
(200), and #16 Mike Callister (200). These shares were issued pursuant to 4(2) and are 144K qualified. On August 24, 1996 Ragen Corporation forward split the stock on a 3,000 to 1 basis. At this time stock certificates #4 through 16 were canceled and reissued to the following: #17 Donner Investment Corporation (400,000), #18 Escondido Capital Corporation (300,000), #19 Combined Communication (200,000), #20 Barbara J. Skipworth (100,000), #21 Trans Caribe Investors, Inc. (300,000), #22 Pembridge Securities, Inc. (300,000), #23 Robert Bryson (300,000), #24 Donald R. Skipworth, Living Trust (100,000), #25 Terry Pantelakis (200,000), #26 AAA Jewelry, Inc. (200,000), #27Antal Markus (200,000), #28 Global Investment Network, Inc. (200,000) and #29 Mike Callister (200,000) These certificates were originally issued from 1987 to 1997. These certificates were reissued in the acquired company (due to reverse merger) and bear a restrictive 144 legend.

     On September 1, 1998, 564,000 shares of common stock were issued for cash at $.167 per share to the following: Megaplex Investment Corp. (20,000), Fulton How (20,000), Troy Layton (20,000), Bridgette Abubakari (24,000), James King (40,000), Al-Karim Jiuraj (20,000), Brent Hobson (20,000), Lane Carrington
(20,000), Alex Michaud (40,000), David Iwanicka (20,000), Robert Michaud (40,000), Delores Michaud (20,000), Brian Wilson (20,000), Jack Hampton (20,000), Jeanette Iwanicka (20,000), Brent Innes (40,000), James Mones (20,000), Darrell & Carol Brown (20,000), GD Smith Enterprises, Ltd (20,000), Jarrod Food Brokers (20,000) and James Ling (40,000). Total consideration received for the shares was $93,914. All these certificates bear a restrictive 144 legend. These shares were issued under Canadian exemption Section 107(1)(p) and (z).

     On October 1, 1998 15,000,000 shares of common stock were issued to Frank Aiello for all the assets subject to liabilities of Cal Alta Auto Glass. The shares were issued at $.02 per share for total consideration of $271,605. All these certificates bear a restrictive 144 legend.

     On March 31, 1999 1,010,000 shares of common stock were issued for cash at $.068 per share to the following: Diane Wilson (50,000), Alex Michaud (50,000), Travis Peckham (50,000) Tom Desmarias (50,000), Ralph Ostenberg (50,000), Tom Trent (50,000), Larry Patriquin (50,000), 647583 Alberta, Ltd. (50,000),
Margaret Labrie (50,000), Jack Hampton (50,000), Roseland Development (100,000), Dwayne Thiessen (100,000) Norman Blair (50,000), Zoltan nagy (10,000), Michael Hackney (50,000), Peter von Sass (50,000), Karen Morrison (10,000), Mark Waslen (60,000), Biri Nikhanj (50,000), and Garald Walsen (30,000). All these certificates bear a restrictive 144 legend.

     On July 31, 1999 1,140,000 shares of common stock were issued for cash at $.068 per share to the following: Kelly Bley (50,000), Ed Lukowich (100,000), Rosealta Mortgage (Bob Cameron)(100,000), Larry Kincade (100,000), Mason Graff (20,000), Louie Costa (30,000), Daryl Birnie (50,000), Robert Wolff (50,000),
Randy James (50,000), gerald van Bruggen (150,000), Mark Nedrow (25,000), Rick Brnum (25,000), Peter von Sass (50,000), Eco Rite Associates (50,000), 352649 Alberta Ltd. (25,000), Rosealta Mortgage Corp. (100,000). Gerald van Bruggen (25,000), Rudy De Leon (15,000) Dwayne Thiessen (50,000). Peter von Sass (50,000), and Kelly Bley (25,000). Total consideration received for the shares was $77,520. All these certificates bear a restrictive 144 legend.

     In October 1999, 17,714,000 shares of common stock of Ragen, Inc., were issued for the recapitalization in exchange for all the issued and outstanding shares of Pro Glass Technologies, Inc., of Canada. All these certificates bear a restrictive 144 legend.

     On December 7, 1999 1,247,049 shares of common stock were issued for services rendered at $.10 per share. The shares were issued to: RB Capital and Equities, Inc. (368,892), Triad Industries, Inc. (368,892), William Daniels (309,265), Gary DeGano (100,000) and Michael Kelleher (100,000) for a total consideration of $123,706 in lieu of services rendered. All these certificates bear a restrictive 144 legend.

     On January 11, 2000 350,000 shares of common stock were issued for services rendered at $.11 per share. These shares were issued to: Peter von Sass (150,000), Omkar Nath Channan (100,000), and Fred DaSilva (100,000) for total consideration of $37,180 in lieu of services rendered. All these certificates bear a restrictive 144 legend.

     On April 3, 2000 250,000 shares of common stock were issued for cash at $.27 per share. These shares were issued to Terry Puskas for total cash consideration of $67,500. These shares were issued under Section 4(2) as restricted securities and bear a restrictive legend.

     On April 10, 2000 121,400 shares of common stock were issued for cash at $.34 per share. These shares were issued to Johannes Schwartlander (100,000), Sheldon Yakiwchuk (10,000), and Cornelia Goodwin (11,400) for total consideration of $41,292. These shares were issued under Section 4(2) as restricted securities and bear a restrictive legend.

     On June 14, 2000 10,000 shares of common stock were issued at $.34 per share. These shares were issued to Orchid Paradise for total consideration of $3,400. These shares were issued under Section 4(2) as restricted securities and bear a restrictive legend.

     As of September 30, 2000 the Company has issued and outstanding 22,692,449 shares of common stock.

ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.

Accountants and Attorneys

         Accountants
         Armando C. Ibarra, CPA
         350 E Street
         Chula Vista, CA 91910
         United States

         Bob Kinvig, Chartered Accountant
         Ste. 200 839 5th Ave SW
         Calgary Alberta Canada T2P3C8

         Attorneys
         Carmine Bua
         3838 Camino Del Rio N.
         San Diego, CA 92108
         United States

         Michael C. Dunkley
         Ste. 11 1915 32nd Ave.
         Calgary Alberta, Canada T2E7C8















                                   PART F / S

The Companys financial statements for the fiscal year ended September 30, 1999 and 2000 have been examined to the extent indicated in their reports by Armando
C. Ibarra, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.




   350 E Street, Chula Vista, CA 91910
                     Tel: (619) 422-1348 Fax: (619) 422-1465
                                ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ( A Professional Corporation)


Armando C. Ibarra,
C.P.A.
Members of the California Society of
Armando Ibarra, Jr.,
C.P.A.
Certified Public Accountants



To the Board of Directors of
Pro Glass Technologies, Inc.
(Formerly Ragen Corporation)
Bay 8, 3927 Edmonton Tr. N.E.
Calgary, Alberta T2E 6T1



We have audited the accompanying balance sheets of Pro Glass Technologies, Inc. (Formerly Pro Glass Technologies, Inc. Canada) as of September 30, 2000 and 1999, and the related statements of operations, stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in accordance with generally accepted accounting principles. The financial statements as of September 30, 1999 have been restated.



 /S/ Armando Ibarra
Armando C. Ibarra, CPA


January 7, 2000



                          Pro Glass Technologies, Inc.
                 (Formerly Pro Glass Technologies, Inc. Canada)
                                 Balance Sheets
                       As of September 30, 2000 and 1999

ASSETS
                                                                     Restated
                                                        2000           1999
     Current Assets
          Cash                                         $ 154,423    $  35,439
           Accounts receivable                            64,815       49,894
          Other receivable                                 1,049          261
           Due from FAA enterprises, ltd                       0      131,379
           Due from Cal Alta                             131,470       62,253
           Inventory                                       2,677        2,759
          Earned discounts receivable                     23,773       19,586
            Prepaid expense                                6,719        4,689
            Income tax benefit                            52,770       18,424
     Total Current Assets                                437,646      324,684

 Net Property & Equipment                                 14,547       15,496
 Other Assets
           Investment                                    150,000            0
           Net intangible assets                         152,011      178,448

  Total Other Assets                                     302,011      178,448

TOTAL ASSETS                                           $ 754,204    $ 518,628


                                              LIABILITIES & STOCKHOLDERS' EQUITY
  Current Liabilities
   Accounts payable                                    $  53,422    $  54,533
GST payable                                                4,242            0
    Note payable                                          18,621            0
   Salary payable                                         40,000            0
   Total Current Liabilities                             116,285       54,533

 Stockholders' Equity
Common stock, ($0.001 par value,
50,000,000 shares authorized; 22,692,449
and 17,714,000 shares issued and
outstanding as of September 30, 2000
and 1999, respectively)                                   22,692       17,714

Additional paid-in capital                               802,185      534,004

Retained earnings (deficit)                             (188,501)     (87,271)
Foreign currency translation adjustment                    1,543         (352)
     Total Stockholders' Equity                          637,919      464,095

 TOTAL LIABILITIES
& STOCKHOLDERS' EQUITY                                 $ 754,204    $ 518,628



                          Pro Glass Technologies, Inc.
                       (Formerly Pro Glass, Inc. Canada)
                            Statement of Operations
            For the Twelve Months Ended September 30, 2000 and 1999


                                                             Restated
                                              2000             1999

                                         -------------    --------------
        REVENUES

   Sales                                 $    800,173    $    703,587

                                  -----------------------------------

Total Revenues                                800,173         703,587


COSTS OF SALES
   Glass & moldings                           330,005         299,904
   Sub contractors                             34,376          25,898

                                  -----------------------------------

Total Costs of Sales                          364,381         325,801

GROSS PROFIT                                  435,792         377,786


GENERAL & ADMINISTRATIVE EXPENSES             573,708         414,729

                                  -----------------------------------

Operating Income (Loss)                      (137,916)        (36,943)

Other Income / (Expenses)
   Interest income                              2,381           7,000
   Interest expense                               (41)            (72)
   Gain on currency conversion                      0              12

                                  -----------------------------------

Total Other Income                              2,340           6,940

NET INCOME BEFORE INCOME TAXES               (135,576)        (30,003)

(PROVISION FOR INCOME TAXES) - BENEFIT   $     34,346    $      4,501

                                  -----------------------------------


NET INCOME / (LOSS)                      $   (101,230)   $    (25,502)

                                  ===================================


 BASIC EARNING (LOSS) PER SHARE          $     (0.006)   $     (0.002)

                                  ===================================


 WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING            21,999,330      18,702,795

                                  ===================================








                          Pro Glass Technologies, Inc.
                 (Formerly Pro Glass Technologies, Inc. Canada)
                        Statement of Stockholders Equity
            For the Twelve Months Ended September 30, 2000 and 1999


                                              Common          Common  Additional
                                              Shares           Stock   Paid-In
                                                              Amount   Capital

   -----------------------------------------------------------------------------

Common shares issued September 1, 1998
for cash @ $.167 per share                     564,000   $      564   $   93,350


Operating loss September 30, 1998                    -            -            -


   -----------------------------------------------------------------------------

Balance, September 30, 1998                    564,000          564       93,349


   -----------------------------------------------------------------------------


Common shares issued October 1, 1998
to F. Aiello @ $ .02 a share                15,000,000       15,000      256,605

Common shares issued March 31, 1999
for cash @ $ .068 a share                    1,010,000        1,010       67,670


Common shares issued July 31, 1999
for cash @ $ .068 a share                    1,140,000        1,140       76,380


Contributed capital for services (note 8)            -            -       40,000


Foreign currency translation adjustment              -            -            -

Operating Income September 30, 1999                  -            -            -

   -----------------------------------------------------------------------------

Balance, September 30, 1999                 17,714,000   $   17,714   $  534,004
   =============================================================================

Recapitalization (note 1)                    3,000,000        3,000

Common shares issued December 7, 1999
for services rendered @ $ .099 a share       1,247,049        1,247      122,459

Common Shares issued January 11, 2000
for services rendered @ $ .106 a share         350,000          350       36,830

Common Shares issued April 3, 2000
for cash @ $ .27 a share                       250,000          250       67,250

Common Shares issued April 10, 2000
for cash @ $ .34 a share                       121,000          121       41,171

Common Shares issued June 14, 2000
for cash @ $ .34 a share                        10,000           10        3,390

Foreign currency translation adjustment              -            -            -

Operating loss September 30, 2000                    -            -            -
   -----------------------------------------------------------------------------
Balance, September 30, 2000                 22,692,449   $   22,692   $  802,185
    ============================================================================








                                                Retained    Total
                                                Earnings
                                                (Deficit)

Common shares issued September 1, 1998
  for cash @ $.167 per share                     $    -    $  93,914


  Operating loss September 30, 1998             (61,769)     (61,769)


--------------------------------------------------------------------

  Balance, September 30, 1998                   (61,769)      32,144

--------------------------------------------------------------------


  Common shares issued October 1, 1998
  to F. Aiello @ $ .02 a share                        -      271,605

  Common shares issued March 31, 1999
  for cash @ $ .068 a share                           -       68,680


  Common shares issued July 31, 1999
  for cash @ $ .068 a share                           -       77,520


  Contributed capital for services (note 8)           -       40,000

  Foreign currency translation adjustment             -         (352)

  Operating Income September 30, 1999           (25,502)     (25,502)

--------------------------------------------------------------------

  Balance, September 30, 1999                 $ (87,271)   $ 464,095

====================================================================

  Recapitalization (note 1)                           -           81


  Common shares issued December 7, 1999
  for services rendered @ $ .099 a share              -      123,706


  Common Shares issued January 11, 2000
  for services rendered @ $ .106 a share              -       37,180

 Common Shares issued April 3, 2000
  for cash @ $ .27 a share                            -       67,500


  Common Shares issued April 10, 2000
  for cash @ $ .34 a share                            -       41,292


  Common Shares issued June 14, 2000
  for cash @ $ .34 a share                            -        3,400


  Foreign currency translation adjustment             -        1,895

  Operating loss September 30, 2000            (101,230)    (101,230)


--------------------------------------------------------------------
  Balance, September 30, 2000                 $(188,501)   $ 637,919

====================================================================


                          Pro Glass Technologies, Inc.
                 (Formerly Pro Glass Technologies, Inc. Canada)
                             Statement of Cash Flow
            For the Twelve Months Ended September 30, 2000 and 1999





                                                       2000            1999

CASH FLOWS FROM OPERATING ACTIVITIES

      Net income / (loss)                             $(101,230)   $ (25,502)
      Depreciation expense                               23,801       24,081
     (Increase) / decrease in
     accounts receivable                                (16,030)       3,922
      Decrease in inventory                                  94            0
     (Increase) in prepaid                               (2,071)      (4,689)
      Decrease in other assets                                0       25,557
     (Increase) in provision for
      unearned discounts                                 (4,232)     (19,586)
     (Decrease) in accounts payable                      (1,134)     (29,228)
      Increase / (decrease) in payables                  45,525            0
     (Increase) in note receivables                     (67,948)    (131,379)
      Contributed capital for services                        0       40,000
     (Increase) in income tax benefit                    (34,346)      (4,501)
      Common stock issued for services                   160,886            0
     Net cash (used) / provided
     by operating activities                               3,315     (121,325)

CASH FLOWS FROM INVESTING ACTIVITIES

       Acquisition of property & equipment                (2,750)        (303)



     Net cash (used) by investing activities              (2,750)         (303)

CASH FLOWS FROM FINANCING ACTIVITIES

      Common stock issued for cash                           381         2,150

      Additional paid-in capital                         111,811       144,050


     Net cash provided by financing activities           112,192       146,200

    Effect of Exchange rate changes on Cash               6,227         10,729



    Net increase in cash                                 118,984       35,301

    Cash at beginning of year                             35,439          138

    Cash at end of year                                $ 154,423    $  35,439


    Supplemental  Cash Flow Disclosures

      Cash paid during year for interest                 $    41   $      72

    Supplemental Schedule of Non-Cash Investing & Financing Activities

      Common shares issued in
      purchase of Pro Glass Canada                      $     0    $ 271,605
      Common shares issued
      in recapitalization                               $     81   $      0
      Contributed capital for services                  $     0    $  40,000
      Investment in securities received
      for a note receivable                             $ 150,000  $     0




NOTE  1.  OPERATIONS AND DESCRIPTION OF BUSINESS

Organization

Pro Glass Technologies, Inc. was incorporated in Canada on December 15, 1997. On October 21, 1999 the Company entered into a recapitalization with Regan
Corporation (a Nevada Corporation). Ragen changed its name to Pro Glass Technologies, Inc., on October 25, 1999 and increased the authorized shares to 50,000,000 of $.001 par value common stock.

On October 21, 1999. Ragen Corporation and Pro Glass Technologies, Inc. completed an Agreement and Plan of Merger whereby Ragen issued 17,714,000 shares of its common stock in exchange for all of the outstanding common stock of Pro Glass. Immediately prior to the Agreement and Plan of Merger, Ragen had 3,000,000 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Pro Glass because the shareholders of Pro Glass controlled Ragen after the acquisition. Therefore, Pro Glass was treated as the acquiring entity for accounting purposes and Ragen was the surviving entity for legal purposes.

The Company operates an auto glass repair and installation business.

NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Basis of Accounting

The Company policy is to use the accrual method of accounting and to prepare and present financial statements in accordance with generally accepted accounting principles.

b.  Advertising Rights & Customer list

The Company has entered into an exclusivity contract with various companies. The exclusivity enables Pro Glass to be the only auto glass company to deliver advertisements to patrons homes. Cal Alta compiled a customer list over a 10-year period in the auto glass industry. The customer list enables Pro Glass to target customers based on historical data.

c.  Consolidation

The accompanying financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

d.  Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all investments with a maturity of three months or less to be cash equivalents.


NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e.  Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value, and consists of auto windshields and related materials. The Companys inventory is very consistent and not material.

f.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

g.  Accounts Receivable-Trade

Accounts receivable-trade consists of the following at September 30, 2000 and 1999:

                                                           2000             1999
Accounts receivable                                      $64,815         $49,894
Allowance for doubtful accounts
                                                               0               0
Total                                                    $64,815         $49,894

Management considers accounts receivable as of September 30, 2000 to be fully collectible.

h.  Property and Equipment/Depreciation

Property and equipment are recorded at cost. Minor additions renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation and amortization is calculated using straight-line and accelerated methods for income tax purposes (five years for vehicles and equipment, and seven years for office furniture). Total depreciation for the years ended 2000 and 1999 was $ 3,973 and $ 4,111, respectively. Amortization for the years ended 2000 and 1999 was $ 19,828 and $ 19,828, respectively.

i.  Revenue Recognition

The Company recognizes revenue from windshield repairs and replacements at the date the customers job is completed.



NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j.  Earnings Per Share

Earnings per share are provided in accordance with Statement of Financial Accounting Standards No.128 (FAS No. 128) Earnings Per Share. Due to the Companys simple capital structure, with only common stock outstanding, only basic earnings per share is presented. Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding.

k.  Leases

The Company leases two locations under an operating lease that expires on October 21, 2001 and March 31, 2002 (option renewal for a three year on both). Rent expense for 2000 and 1999 was $ 29,775 and $ 25,721, respectively. The Company also leases a vehicle under operating lease expiring through July 2001. Lease expense for the vehicle for 2000 and was $ 13,718 and $ 9,284, respectively. At September 30, 2000, minimum annual rental commitments under the property non-cancelable lease were as follows:

                               Year Ending
                                  2000                $ 28,132
                                  2001                  28,132
                                  2002                  28,132



l.  Income Taxes & Tax Reporting

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards.

Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax returns are reported to Canada and United States as required by regulated agencies.



NOTE  3.  INVESTMENT

This represents the Companys acquisition of 150,0000 shares of $ 1.00 preferred stock in Triad Industries, Inc. in exchange for the FAA Enterprises, Inc. note receivable of $ 131,379. The remaining balance of $ 18,261 is a note payable to FAA Enterprises, Inc. Triad preferred stock in not considered trading securities and in accordance with paragraph 7 in SFAS 115 the Company has the intent and ability to hold those securities to maturity.


NOTE  4.  INCOME TAX BENEFIT


                    1998           Net Income / (Loss)                  (75,692)

                    1998           Tax benefit carry forward             13,923

                    1999           Income tax benefit                     4,501

                    1999           Tax benefit carry forward             18,424
                             -
                    2000           Income tax benefit                    34,346


                    2000           Tax benefit carry forward           $ 52,770



NOTE  5.  SCHEDULE OF NET OPERATING LOSSES

                        1998            Net Operating Loss            $ (75,692)

                        1999            Net Operating Loss              (30,004)

                        2000            Net Operating Loss             (135,576)


                                        Net Operating Loss            $(241,272)


As of September 30, 2000, the Company has net operating loss carryforwards of approximately $ 241,272 which will expire through 2019.


NOTE  6. RELATED PARTY TRANSACTIONS

At September 30, 2000 the Corporation has an unsecured note payable to an officer/stockholder. FAA Enterprises, Inc. note receivable was received in exchange for 150,000 shares of $1.00 preferred stock in Triad Industries, Inc. The difference of $ 18,261 was recorded as a note payable.







NOTE  7.  PROPERTY & EQUIPMENT

A summary of property and equipment, and the related depreciation expense is as follows:

                                                        2000              1999

Office Equipment                                      $ 22,059         $ 19,238
Automobile                                               3,667            3,667
Total Office Equip. & Automobile                        25,726           23,031
Accumulated depreciation                               (11,178)
                                                                         (7,536)
Net Property and Equipment                            $ 14,547         $ 15,496

Depreciation Expense                                  $  3,973         $  4,111


NOTE  8. INTANGIBLE ASSETS

Intangible assets consist of the following:
                                                2000                1999

Advertising rights                              $ 108,333    $ 112,069

Customer list                                      83,333       86,207

    Less Accumulated Amortization                 (39,655)     (19,828)

                                               $ 152,011    $ 178,448


Advertising rights and customer list are being amortized on a straight-line basis over a ten-year period in accordance with APB 17. Intangible assets were acquired with the acquisition of Pro Glass Canada. The advertising rights are an exclusivity contract Pro Glass has to advertise to patrons homes. The customer list consists of clients compiled by Cal Alta of Canada over a ten-year period in the auto glass industry. This customer list along with the advertising rights gives Pro Glass a valuable resource in which they can identify potential clients to advertise to because the list provides a demographic of the Companys customers. In accordance with paragraph 6 of SFAS 121 the Company expects that future cash flows will be more than the carrying amount of the assets; therefore no impairment loss is being recognized.










NOTE  9.  NOTE RECEIVABLE

The amount of $ 131,470 represents a receivable due to Pro Glass from Cal Alta (a related party) as of September 30, 2000. This amount was carried over from the merger between Pro Glass Canada and Pro Glass USA. Its an amount owed from Cal Alta which is a holding Company that is owned by an officer/stockholder. As of September 30, 2000 no interest or repayment schedule had been determined. Cal Alta has a $500,000 net asset value. Although Cal Alta is not generating income at the present time, their net value gives reason to believe that the receivable is fully collectable.


NOTE  10. CONTRIBUTED CAPITAL

The contributed capital of $ 40,000 represents management services that Mr. Frank Aiello donated to Pro Glass Technologies, Inc.


NOTE  11.  FOREIGN CURRENCY TRANSLATION

Accounting for Pro Glass Technologies, Inc. is conducted in Canadian currency. As per our audit we convert figures on a quarterly basis in accordance with FASB # 52. The functional currency is in Canadian. Balance sheets for 2000 and 1999 were translated at their respective year-end rates of $1.50 and $ 1.47, respectively. Statement of operations, general and administrative and cash flow financial statements were reported on the weighted average for each respective year as required by FASB # 52.

The 1999 year end was restated due to the currency translation methods that were used in preparation of the 2000 year end audit. To be consistent we chose to restate the 1999 financial statements to be in agreement with 2000. The figures have changed due to the conversation rate and not due to changes in the Canadian financial statement.






NOTE  12.  COMMON  STOCK

On September 1, 1998 the Company issued 564,000 shares of common stock for cash @ $ .167 per share. As of September 30, 1998 there were 564,000 shares of common stock outstanding. On October 1, 1998 the Company issued 15,000,000 shares of common stock to F. Aiello @ $ .02 a share. On March 31, 1999 the Company issued 1,010,000 shares of common stock for cash @ $ .068 a share. On July 31, 1999 the Company issued 1,140,000 shares of common stock for cash @ $ .068 a share. As of September 30, 1999 there were 17,714,000 shares of common stock outstanding. On October 21, 1999 (prior to the recapitalization) the Company had 3,000,000 shares of common stock outstanding. On December 7, 1999 the Company issued 1,247,049 shares of common stock for services rendered @ $ .10 a share. On January 11, 2000 the Company issued 350,000 shares of common stock for services rendered @ $ .11 a share. On April 3, 2000 the Company issued 250,000 shares of common stock for cash @ $ .27 a share. On April 10, 2000 the Company issued 121,400 shares of common stock for cash @ $ .34 a share. On June 14, 2000 the Company issued 10,000 shares of common stock for cash @ $ .34 a share. As of September 30, 2000 there were 22,692,449 shares of common stock outstanding.

15 million shares of common stock were issued to Frank Aiello (a related party) for the purchase of Pro Glass Technologies, Inc. Canada. A share price of $ .02 per share was determined by management to be market value of the business acquisition.

Management determines the per share price of each issuance on a transaction basis.

NOTE 13.  STOCKHOLDERS EQUITY

The stockholders equity section of the Company contains the following classes of capital stock as of September 30, 2000.

Common stock, $ 0.001 par value; 50,000,000 shares authorized; 22,692,449 and 17,714,000 shares issued and outstanding for 2000 and 1999, respectively.

NOTE  14.  ISSUANCE OF SHARES FOR SERVICES

The valuation of shares for services is based on the fair market value of services. The Company has elected to account for the stock option plan under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, and related interpretations.

A total of 1,597,049 shares of common stock were issued for services to management and key employees for the year ended September 30, 2000.

On December 7, 1999 the Company issued 1,247,049 shares at $ 0.099 a share totaling $123,706. On January 11, 2000 the Company issued 350,000 shares at $
 .106 a share totaling $37,180.





                                                     PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                 Exhibit Name

3.1 *Article of Incorporation with Amendments filed by reference in Form 10SBA on April 4, 2001
3.2  *By-Laws of Registrant filed by reference in Form 10SBA on April 4, 2001.
10.1 *Acquisition Agreements filed by reference in Form 10SBA on April 4,2001.
10.1 *Material Contracts filed by reference in Form 10SBA on April 4, 2001
21.1 * Pro Glass Technologies, Inc. Articles of Incorporation Canada filed by reference in Form 10SBA on April 4, 2001.
21.2 Windshield Superstore, Ltd. Articles of Incorporation Canada filed by reference in Form 10SBA on April 4, 2001.
21.3 Canada Auto Glass Warranty, Inc. Articles of Incorporation Canada filed by reference in Form 10SBA on April 4, 2001.
21.4 Shatterprufe Industries, Inc. Articles of Incorporation Canada filed by reference in Form 10SBA on April 4, 2001.
27.        Financial Data Schedule

* Previously filed.










                                       S-1
                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



                                               PRO GLASS TECHNOLOGIES, INC.
                                                      (Registrant)




Date:  April 25,  2001                       By:/s/ Frank Aiello
                                                    Frank Aiello
                                                    President








                                                       S - 2